SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “ePLDT’s BPO Subsidiary SPi Named in IAOP’s Global Outsourcing 100 Ranking”.	6

Exhibit 1

June 17, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary SPi Named in IAOP’s Global Outsourcing 100 Ranking”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

June 17, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary SPi Named in IAOP’s Global Outsourcing 100 Ranking”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 17, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “ePLDT’s BPO Subsidiary SPi Named in IAOP’s Global Outsourcing 100 Ranking”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: June 17, 2008

Exhibit 1

ePLDT	Press Release	SPi

ePLDT’s BPO Subsidiary SPi Named in IAOP's Global

Outsourcing 100 Ranking

Third consecutive year of being ranked as a 'leader';

top tier recognition in five sub-categories

Manila, Philippines, June 17, 2008. SPi Technologies, a leading global BPO provider and subsidiary of ePLDT, announced today that it has been ranked for the third consecutive year in the annual International Association of Outsourcing Professionals’ (IAOP) "2008 Global Outsourcing 100 List”. Placing 17th in the rank, SPi surpassed its 32nd ranking in last year’s list by 15 places.

SPi also captured a spot on the following Global 100 sub-lists:

•         Best 10 Companies by Service Offered: Administrative & Corporate Services

•         Best 10 Companies by Industry Focus: Entertainment and Media

•         Best 10 Companies in Asia/Pacific Rim by Employee Presence

•         Best 20 Companies by Service Offered: Customer Relationship Management

•         Best 20 Companies by Service Offered: Document Management

Originally established to provide companies with an objective methodology for comparing service providers, the Global Outsourcing 100 and its sub-lists are designed to help companies find and develop relationships with the best companies in the outsourcing industry. To make the list, companies are rated according to 18 criteria, with final rankings determined by a weighted average of judges' scores on size and growth rate, customer references, documented competencies and management capabilities. SPi received high scores in all these areas and the top score for strong customer references.

“SPi is pleased and honored to have made The Global Outsourcing 100 list for the third consecutive year in a row. This recognition underscores our commitment to delivering the best-in-class solutions and bringing tangible value to our clients,” said Peter Maquera, President and CEO of SPi. He went on to say, “It also reflects the quality of our people, whose competencies and dedication have enabled us to become long-term trusted partners to our clients.”

Ray Espinosa, Chairman of ePLDT, said, “Once again, SPi has made the ePLDT family proud for being included in the ranking of this prestigious list. With the latest rankings, SPi has proven once again its commitment to client satisfaction and people development.”

Exhibit 1

About ePLDT

ePLDT, Inc., a wholly-owned subsidiary of telecommunications giant Philippine Long Distance Telephone Co. (PLDT), is an information and communications technology company providing enabling infrastructure and services focusing on next-generation communications, connectivity and content to corporate clients and consumers.

For more information on ePLDT, visit www.epldt.com.

About SPi Technologies

SPi is a leading full-service Business Process Outsourcing (BPO) solutions provider with offices and facilities across North America, Europe, and Asia. SPi has more than 14,000 employees worldwide delivering a wide range of call center and knowledge-based outsourcing services to diversified markets, including Healthcare, Legal, and Publishing. SPi consistently improves operating efficiency, lowers costs, and helps to strengthen the competitive position of more than 500 clients. (www.spi-bpo.com).

About IAOP

The International Association of Outsourcing Professionals (IAOP) is a global association that brings together the world's leading outsourcing customers, providers and advisors to exchange thought leadership, share best practices and network to maximize their effectiveness at using outsourcing as a management tool.

The Global Outsourcing 100 is IAOP's annual ranking of the world's best outsourcing providers. The full listing of the 2008 Global Outsourcing 100 can be seen at http://www.outsourcingprofessional.org/content/23/152/1197/.

*********

CONTACTS:

May Dizon SPi, Director of Global Marketing (632) 855 8655 m.dizon@spi-bpo.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: June 17, 2008